SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                          (Amendment No. 13)



                              VIACOM INC.
               ----------------------------------------
                           (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value
               ----------------------------------------
                    (Title of Class of Securities)

                              925524 10 0
                ---------------------------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on the following pages)

CUSIP NO.  925524-10-0

                     (1)  Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                                   NAIRI, INC.
     -----------------------------------------------------------------
                    I.R.S. Identification No. 04-3446887
     -----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group
     See Instructions)
     /  / (a)
               -------------------------------------------------------
     /  / (b)
               -------------------------------------------------------

(3)  SEC Use Only
               -------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
                                             -------------------------
-----------
Number of                (5)  Sole Voting Power             93,658,828
  Shares                                               ---------------
Beneficially             (6)  Shared Voting Power                0
 Owned by                                              ---------------
   Each                  (7)  Sole Dispositive Power        93,658,828
Reporting                                              ---------------
Person With              (8)  Shared Dispositive Power           0
----------------------                                 ---------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   93,658,828
     -----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                         ---------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                     67.7%
     -----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)            CO
                                                  --------------------

CUSIP NO.  925524-10-0

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               SUMNER M. REDSTONE
     -----------------------------------------------------------------
                             S.S. No.
     -----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group
     See Instructions)
     /  / (a)
               -------------------------------------------------------
    /  / (b)
               -------------------------------------------------------
(3)  SEC Use Only
               -------------------------------------------------------
(4)  Citizenship or Place of Organization          United States
                                             -------------------------
---------------------
Number of                (5)  Sole Voting Power         93,658,988*
  Shares                                               ---------------
Beneficially             (6)  Shared Voting Power                0
 Owned by                                              ---------------
   Each                  (7)  Sole Dispositive Power     93,658,988*
Reporting                                              ---------------
Person With              (8)  Shared Dispositive Power           0
----------------------                                 ---------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   93,658,988*
     -----------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
               -------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9)
                                     67.7%
     -----------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)            IN
                                                  --------------------

------------------------
*Includes shares owned by NAIRI, Inc.

    The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.01 per share (the "Class A
Common Stock"), of Viacom Inc. (the "Company") is hereby amended as follows to reflect the transfer of shares of Class A Common Stock on December 29, 1999 from a parent company Reporting Person to its direct wholly owned subsidiary, which also becomes a Reporting Person on the
Schedule:


Item 1(b).     Address of Issuer's Principal Executive Officers.
               --------------------------------------------------

               Item 1(b) is amended as follows:

               1515 Broadway
               New York, New York 10036


Item 2(a).     Name of Person Filing.
               -----------------------

               Item 2(a) is amended and restated as follows:

This Statement is being filed jointly by NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Sumner M. Redstone. NAIRI is a wholly owned direct subsidiary of NAI. Mr. Redstone is the Chairman and President of NAIRI and the controlling stockholder, Chairman and Chief Executive Officer of NAI.


Item 2(b).     Address of Principal Business Office.
               -------------------------------------

               Item 2(b) is amended and supplemented as follows:

               The principal business office of NAIRI is 200 Elm Street, Dedham, Massachusetts 02026.


Item 2(c).     Citizenship.
               ------------

               Item 2(c) is amended and supplemented as follows:

               NAIRI is a Delaware corporation.


Item 4.        Ownership.
               ----------

               Item 4 is amended and restated in its entirety as follows:

               (a) Amount Beneficially Owned: NAIRI beneficially owns 93,658,828 shares of Class A Common Stock; NAI beneficially owns 93,658,828 shares of Class A Common Stock; Sumner M. Redstone beneficially owns 93,658,988 shares of Class A Common Stock* (including the shares owned by NAIRI).

               (b)  Percent of Class: 67.7%

               (c)  Number of shares as to which such person has:

                    (i)  sole  power  to vote or  direct  the  vote:
                         93,658,828 shares of Class A Common Stock with respect to NAIRI and NAI; 93,658,988 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

                    (ii) shared power to vote or direct the vote: None;

                    (iii)sole power to dispose  or direct  the
                         disposition of: 93,658,828 shares of Class A Common Stock with respect to NAIRI and NAI; 93,658,988 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

                    (iv) shared  power to dispose  or to direct the
		         disposition of: None.

Signatures
----------

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(f)(1), we agree that this statement is filed on behalf of each of us.



Date:  January 7, 2000
                                   /S/  SUMNER M. REDSTONE
                                   -----------------------------------
                                   Sumner M. Redstone,
                                   Individually




                                   NAIRI, INC.


                                   By:  /S/ SUMNER M. REDSTONE
                                        ------------------------------
                                        Sumner M. Redstone,
                                        Chairman and President




                                   NATIONAL AMUSEMENTS, INC.


                                   By:  /S/  SUMNER M. REDSTONE
                                        ------------------------------
                                        Sumner M. Redstone, Chairman
                                        and Chief Executive Officer